January 13, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael R. Clampitt

Re:	County Bancorp, Inc.
Registration Statement on Form S-1 (File No. 333-200081)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as Representative of the several underwriters, hereby joins in the request of County Bancorp, Inc. that the effective date of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will be declared effective at 12:00 p.m. (noon), Washington D.C. time, on January 15, 2015, or as soon thereafter as practicable.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that the underwriters have effected approximately the following distribution of copies of the Preliminary Prospectus, dated January 8, 2015, through the date hereof:

Preliminary Prospectus, dated January 8, 2015:

•	444 copies were distributed to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as Representative of the several underwriters, have and will, and each underwriter has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED

As Representative of the several underwriters

By: Robert W. Baird & Co. Incorporated

By: /s/ Mark C. Micklem

Name: Mark C. Micklem

Title: Managing Director

[Signature Page to Underwriter Acceleration Request]